Exhibit 99.(a)(5)

For more information: (800) 231-2608

For Immediate Release

The Thai Fund, Inc. Announces Commencement of Tender Offer

NEW YORK, August 12, 2013 - The Thai Fund, Inc. (NYSE: TTF) (the “Fund”) announced today the commencement of a tender offer by the Fund to acquire in exchange for cash up to 15 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Tender Offer”).  If more than 15 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 98.5 percent of the Fund’s net asset value per share.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer Notice and related Letter of Transmittal in connection with commencement of the Tender Offer on August 12, 2013 and termination of the Tender Offer at 11:59 p.m. New York time on September 9, 2013, unless extended.  The pricing date will be September 10, 2013, unless the Tender Offer is extended.

In connection with the Tender Offer, the Fund has temporarily suspended any purchases of shares in the open market pursuant to its share repurchase program until on or about 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer is being made only by an Offer Notice, a related Letter of Transmittal and other documents, which will be filed with the Securities and Exchange Commission. Shareholders of the Fund should read the Offer Notice, Tender Offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the Tender Offer.  These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. Shareholders may obtain further information regarding the Tender Offer from Georgeson Inc., the Information Agent for the Tender Offer, by calling 800-561-2871.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has over 550 investment professionals around the world and $347 billion in assets under management or supervision as of June 30, 2013.  Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,200 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

# # #

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.